Exhibit 99.1

Golden Star Reports Financial Results for the Second Quarter of 2013

•

Gold sold during the second quarter of 2013 was 85,090 ounces, 4.6% higher than the 81,361 ounces sold in the first quarter of 2013, despite the cessation of operations at the Pampe pit in April. Gold sold in this quarter is in line with the 85,183 ounces sold during the second quarter of 2012.

•	Total gold sold during the six months ended June 30, 2013 was 166,451 ounces, in line with 2013 guidance of 290,000 to 310,000 ounces.

•

Consolidated cash operating cost per ounce(1) was $1,078 per ounce for the second quarter of 2013, compared to $971 per ounce for the second quarter of 2012 and $1,124 per ounce in the first quarter of 2013.

•

Revenue decreased by approximately 12% to $120.7 million for the second quarter of 2013, down from $136.3 million generated during the second quarter of 2012. This decrease is due in large part to the decrease in the average realized gold price of $1,418 per ounce for the second quarter of 2013, down from $1,600 for the same period of 2012.

•	Net cash flow provided by operating activities for the quarter ended June 30, 2013 was $29.5 million, up from $24.1 million for the same period of 2012.

•	Consolidated cash balance at June 30, 2013 was $52.7 million.

•	During the second quarter of 2013, $169.6 million of after tax non-cash impairment charges were booked, largely as a result of lower expected gold prices.

•

Net loss attributable to Golden Star shareholders in the second quarter of 2013 was $128.8 million, compared with a net income of $0.04 million for the same period of 2012. The adjusted net loss attributable to Golden Star shareholders(2) for the second quarter of 2013 was $19.8 million compared with adjusted net income of $8.2 million for the same period of 2012.

•

The Company successfully transitioned from US GAAP to IFRS and reported its financial results in accordance with IFRS for the first time in these interim financial statements with an effective transition date of January 1, 2012.

Toronto, ON – August 12, 2013 – Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) today reported its financial results for the second quarter ended June 30, 2013. All references to currency are to US dollars.

Sam Coetzer, President and CEO of Golden Star, commented: “The second quarter of 2013 was pivotal for the Company as it continued to navigate a difficult market for gold producers. Operationally, the Company remains on track to meet its forecasted production and sales volumes for 2013. We are encouraged by the results from our Wassa/HBB operations where we continue to lower our costs and increase our margins. During this quarter, we took actions to safeguard our financial position by being conservative with our cash position,

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deferring capital spending, and instituting cost-reduction measures specifically at Bogoso/Prestea. Subsequent to quarter end, we were able to secure an additional $50 million in the form of a medium-term loan from Ecobank Ghana Limited, and net proceeds of $7.4 million from the sale of non-core assets which will provide us with a strengthened balance sheet and increased flexibility moving forward.”

Impairments

Upon completion of the Company’s quarterly assessment of the carrying value, the Company recorded non-cash impairment charges totaling $169.6 million after tax ($0.65 per share) comprised of $86.0 million for Bogoso/Prestea, $80.6 million for Wassa/HBB and $2.9 million related to investments. The impairment charge at Bogoso/Prestea included a charge of $49.3 million related to mine property, a charge of $36.4 million related to property, plant and equipment and a charge of $0.4 million related to the intangible assets.

At Wassa/HBB, $65.9 million of the impairment charge relates to mine property and $14.7 million is related to property, plant and equipment. The resulting non-cash charge was due the impact of the lower expected gold prices over the life of the mines and the shorter mine life at Wassa/HBB due to the lower gold price.

Conference Call and Webcast

The Company will be holding a conference call and webcast at 10:00 am (ET) on August 12, 2013, for analysts and investors. Dial-in information for the call is as follows:

Participant (Toll-Free): 877-407-8289

Participant (International): 201-689-8341

The webcast can be accessed at www.gsr.com

A recording of the conference call will be available until September 2, 2013. To access the encore recording of the call, please dial:

Replay (Toll-Free): 877-660-6853

Replay (International): 201-612-7415

Conference ID: 418620

Summary of Consolidated Financial Results:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Wassa/HBB gold sold (oz)	50,774	41,068	96,640	77,551
Bogoso/Prestea gold sold (oz)	34,316	44,115	69,811	85,357
Total gold sold (oz)	85,090	85,183	166,451	162,908
Average realized gold price ($/oz)	1,418	1,600	1,524	1,641
Cash operating cost – combined ($/oz)(1)	1,078	971	1,077	1,050
All-in sustaining cost – combined ($/oz)(3)	1,378	1,199	1,363	1,338
All-in cost – combined ($/oz)(4)	1,596	1,365	1,607	1,525
Gold revenue ($000s)	120,693	136,313	253,603	267,333
Cash flow provided by operations before working capital changes ($000s)	29,544	24,124	41,459	46,244
Cash flow provided by operations per share ($)	0.11	0.09	0.16	0.18
Net (loss) income attributable to GSR ($000s)	(128,828)	37	(120,823)	12,910
Net (loss) income per share basic ($)	(0.50)	—	(0.47)	0.05

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Second Quarter 2013 Financial Summary

•	Revenue decrease: In the second quarter of 2013, the Company recorded revenue of $120.7 million, down approximately 12% compared to the second quarter of 2012.

•

Net loss and impairment: The Company had a net loss attributable to Golden Star shareholders of $128.8 million, or a loss per share of $0.50, versus a net income of $0.03 million, or nil income per share in the second quarter of 2012. The major factor contributing to the loss this quarter is the impairment charges totaling $169.6 million after tax ($0.65 per share) recorded to write down Bogoso/Prestea and Wassa/HBB’s carrying value.

•	Reduced realized gold prices: The Company’s average realized gold price declined to $1,418 per ounce (“oz”) in the second quarter of 2013, down 11% from $1,600 per oz in the second quarter of 2012.

•

Increase in cash operating costs per ounce(1): In the second quarter of 2013, the Company’s combined cash operating cost rose to $1,078/oz, up from $971/oz in the second quarter of 2012. Cash operating costs at Wassa/HBB in the second quarter of 2013 were $736/oz, down from $831/oz realized in the second quarter of 2012 due to higher amount of ounces sold. Cash operating cost at Bogoso/Prestea in the second quarter of 2013 rose approximately 44% to $1,584/oz from 1,101/oz in the second quarter of 2012 due to fewer ounces sold, as well as the $7.7 million draw-down of ore stockpiles and in-plant inventory in 2013 compared with a $1.1 million inventory build-up in 2012, partially offset by the $1.7 million increase in stripping cost capitalized during the quarter.

•

All-in costs (3,4): Combined all-in sustaining costs were $1,378/oz, an increase of 15% from the second quarter of 2012. Combined all-in costs were $1,596/oz, an increase of 17% from the second quarter of 2012.

(1,2,3,4) See “Non GAAP Financial Measures” commencing on page 20 of the Company’s 2013 Q2 Management Discussion and Analysis for a reconciliation of cash operating cost per ounce, all-in sustaining costs per ounce and all-in costs per ounce to cost of sales excluding depreciation and amortization, and for a reconciliation of adjusted net loss attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders.

Second Quarter 2013 Operational Highlights

The following sets forth the operational highlights at Wassa/HBB and Bogoso/Prestea for the second quarter of 2013.

Wassa/HBB

•	The Wassa/HBB non-refractory plant processed 651,453 tonnes (“t”) of ore in the second quarter of 2013 versus 641,359 tonnes of ore in the second quarter of 2012.

•

The Company produced and sold 50,774 ounces of gold at Wassa/HBB in the second quarter of 2013, up 9,706 ounces from the second quarter of 2012. The increase in gold production was due primarily to higher ore grade processed.

•	Metallurgical recoveries at the Wassa/HBB plant were 95.0% for the second quarter of 2013, showing a slight improvement from the second quarter of 2012 in which recoveries were 94.8%.

•	Gold revenue at Wassa/HBB totaled $72.1 million in the second quarter of 2013, up $6.4 million from $65.7 million in the second quarter of 2012.

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•

Cash operating costs at Wassa/HBB were $736/oz in the second quarter 2013, lower than $831/oz in the second quarter of 2012. Operating margins at Wassa/HBB were $13.5 million during the second quarter of 2013, up from $10.9 million in the second quarter of 2012.

Wassa/HBB Second Quarter Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Wassa/HBB Non-refractory Results
Ore mined (000s t)	430	715	956	1,380
Waste mined (000s t)	2,878	3,818	6,033	8,264
Ore and heap leach materials processed (000s t)	651	641	1,308	1,323
Grade processed (g/t)	2.55	2.06	2.45	1.90
Recovery (%)	95.0	94.8	94.9	94.3
Cash operating cost ($/oz)(1)	736	831	770	908
Gold sold (oz)	50,774	41,068	96,640	77,551

Bogoso/Prestea

•	The Bogoso/Prestea refractory plant processed 646,191 tonnes of ore in the second quarter of 2013 versus 570,450 tonnes of ore in the second quarter of 2012.

•

The Company produced and sold 29,856 ounces of gold from the Bogoso/Prestea refractory plant versus 34,051 ounces in the second quarter of 2012. Metallurgical recovery at the refractory processing plant was 67.3% in the second quarter of 2013, slightly lower than 71.3% in the second quarter of 2012.

•	The Bogoso/Prestea non-refractory plant processed 63,154 tonnes of ore in the second quarter of 2013 versus 201,912 tonnes of ore in the second quarter of 2012.

•

The Company produced and sold 4,460 ounces of gold from the Bogoso/Prestea non-refractory plant versus 10,064 ounces in the second quarter of 2012. Metallurgical recovery at the Bogoso/Prestea non-refractory plant was 54.1% in the second quarter of 2013, down from 62.2% in the same period of 2012.

•	The Company commenced processing of the TSF1 tailings in July 2013, targeting a daily throughput of 4,000 tonnes per day.

•

Revenue from Bogoso/Prestea in the second quarter of 2013 totaled $48.6 million, down $22.0 million from $70.6 million in the second quarter of 2012. The decrease in revenue is the result of lower realized gold prices and the suspension of the Pampe open-pit mining operation due to pit wall stability problems. The Pampe pit was the primary ore source for the Company’s non-refractory operation. Consequently, non-refractory gold sales were down 55.7% over the second quarter of 2012. Another factor affecting Bogoso/Prestea revenue was the lower refractory gold grade processed and slightly lower gold recoveries, which resulted in a 12.3% decline in refractory gold sales.

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Bogoso/Prestea Second Quarter Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Mining
Refractory ore mined (000s t)	266	604	682	1,374
Non-refractory ore mined (000s t)	95	245	348	385
Total ore mined (000s t)	361	849	1,030	1,759
Waste mined (000s t)	5,855	5,014	13,325	12,256
Bogoso/Prestea Refractory Plant Results
Refractory ore processed (000s t)	646	570	1,169	1,182
Refractory ore grade (g/t)	2.15	2.60	2.14	2.57
Refractory recovery (%)	67.3	71.3	69.3	72.3
Refractory gold sold (oz)	29,856	34,051	56,223	68,324
Bogoso/Prestea Non-refractory Plant Results
Non-refractory ore processed (000s t)	63	202	281	375
Non-refractory ore grade (g/t Au)	2.08	2.71	2.60	2.68
Non-refractory recovery (%)	54.1	62.2	52.5	55.3
Non-refractory gold sold (oz)	4,460	10,064	13,588	17,003
Bogoso/Prestea Consolidated Results
Cash operating cost ($/oz)(1)	1,584	1,101	1,501	1,178
Gold sold (oz)	34,316	44,115	69,811	85,357

Subsequent Events

Subsequent to quarter end, on July 29, 2013, the Company completed the sale of our non-core assets for net proceeds of $7.4 million.

On July 30, 2013, the Company through its subsidiary Golden Star (Wassa) Limited (“GSWL”) closed a $50 million secured Medium Term Loan Facility (“Ecobank loan”) with Ecobank Ghana Limited (“Ecobank”), a pan-African full service bank, who acted as sole lender and arranger to the Company. The use of proceeds is to finance Wassa, inclusive of pre-feasibility studies, drilling operations, settlement, partial relocation and other capital expenditures. GSWL has drawn down $10 million of this loan for cash management purposes. The Ecobank loan has a term of 60 months from the date of initial drawing and is secured, among other things, against Wassa’s existing plant, machinery and equipment. The interest rate will be three month LIBOR + 9%, per annum, payable monthly in arrears. Payment of interest and principal commences six months following the first drawdown.

Company Profile

Golden Star holds a 90% equity interest in Golden Star (Bogoso/Prestea) Limited and Golden Star (Wassa) Limited, which respectively own the Bogoso/Prestea and Wassa/HBB open-pit gold mines in Ghana. In addition, Golden Star has a 90% interest in the currently inactive Prestea Underground mine in Ghana. Golden Star also holds gold exploration interests elsewhere in Ghana, in other parts of West Africa and in Brazil, South America.

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Statements Regarding Forward-Looking Information:

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding our plans to reduce operating costs; the potential of Wassa/HBB; our production expectations for 2013; and processing throughput from the TSF1 tailings facility Factors that could cause actual results to differ materially include timing of and unexpected events at the Bogoso/Prestea refractory and non-refractory processing plants or at the Wassa/HBB processing plant; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Report or Form 10-K for 2012. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

Non-GAAP Financial Measures:

In this news release, we use the terms “cash operating cost per ounce”, “all-in sustaining cost per ounce”, “all-in costs” and “adjusted net loss attributable to Golden Star Shareholders”,. These measures should be considered as Non-GAAP Financial Measures as defined in applicable securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month’s values to prior period’s values to detect trends that may indicate increases or decreases in operating efficiencies. This measure is also compared against budget to alert management to trends that may cause actual results to deviate from planned operational results. We provide this measure to our investors to allow them to also monitor operational efficiencies of our mines. We calculate this measure for both individual operating units and on a consolidated basis. We believe that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. In order to indicate to stakeholders the Company’s earnings excluding the non-cash (gain)/loss on the fair value of debentures and non-cash impairment charges, the Company calculates “adjusted net (loss)/income attributable to Golden Star shareholders” to supplement the condensed interim consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenue, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are the same or similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance. See “Non GAAP Financial Measures” commencing on page 20 of the Company’s 2013 Q2 Management Discussion and Analysis for a reconciliation of cash operating cost per ounce, all-in sustaining costs per ounce and all-in costs per ounce to cost of sales excluding depreciation and amortization, and for a reconciliation of adjusted net loss attributable to Golden Star shareholders to net (loss)/income attributable to Golden Star shareholders.

Golden Star Resources Ltd. (www.gsr.com)	PR 13-21 – Q2 2013 Financial Results	Page 6 of 12

For Further Information, Please Contact:

GOLDEN STAR RESOURCES LTD.

Jeff Swinoga, Executive Vice President and Chief Financial Officer

416-583-3803

INVESTOR RELATIONS

Belinda Labatte, The Capital Lab, Inc.

647-427-0208

Greg DiTomaso, The Capital Lab, Inc.

647-427-0208

Golden Star Resources Ltd. (www.gsr.com)	PR 13-21 – Q2 2013 Financial Results	Page 7 of 12

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in thousands of U.S. dollars except shares and per share data)

(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Revenue	$120,693	$136,313	$253,603	$267,333
Cost of sales excluding depreciation and amortization	101,178	89,542	197,297	184,412
Depreciation and amortization	23,995	22,556	40,474	38,687

Mine operating margin	(4,480)	24,215	15,832	44,234

Other expenses/(income)
Exploration expense	633	551	1,275	1,689
General and administrative	4,328	4,639	11,758	11,830
Property holding costs	3,932	1,336	7,018	3,410
Finance expense, net	1,935	4,891	3,855	8,629
Other expense/(income)	885	410	724	(22,085)
(Gain)/loss on fair value of convertible debenture	(43,879)	1,145	(51,525)	2,037
Derivative mark-to-market loss	—	—	—	162
Impairment charges	195,920	6,972	195,920	6,972

(Loss)/income before tax	(168,234)	4,271	(153,193)	31,590
Income tax (recovery)/expense	(22,563)	2,905	(15,444)	16,952

Net (loss)/income	$(145,671)	$1,366	$(137,749)	$14,638
Net (loss)/ income attributable to non-controlling interest	(16,843)	1,329	(16,926)	1,728

Net (loss)/income attributable to Golden Star shareholders	$(128,828)	$37	$(120,823)	$12,910

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	$(0.50)	$—	$(0.47)	$0.05
Weighted average shares outstanding (millions)	259.2	258.8	259.1	258.8
Weighted average shares outstanding-diluted (millions)	259.2	258.9	259.1	258.8

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GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Stated in thousands of U.S. dollars)

(unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
OTHER COMPREHENSIVE (LOSS)/INCOME
Net (loss)/income	$(145,671)	$1,366	$(137,749)	$14,638
Unrealized loss on investments, net of taxes	(3,585)	(4,785)	(9,203)	(8,950)
Transferred to net income/(loss), net of taxes	2,947	6,972	2,947	6,972

Comprehensive (loss)/income	(146,309)	3,553	(144,005)	12,660

Comprehensive (loss)/income attributable to non-controlling interest	(16,843)	1,329	(16,926)	1,728

Comprehensive income/(loss) attributable to Golden Star shareholders	$(129,466)	$2,224	$(127,079)	$10,932

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GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars)

(unaudited)

	As of	As of	As of
	June 30,	Dec 31,	January 1,
	2013	2012	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$52,698	$78,884	$103,644
Accounts receivable	12,574	11,896	10,077
Inventories	70,496	82,980	74,140
Available for sale investments	5,831	15,034	1,416
Prepaids and other	9,671	11,266	8,522

Total Current Assets	151,270	200,060	197,799
RESTRICTED CASH	2,025	2,028	1,273
PROPERTY, PLANT AND EQUIPMENT	136,535	191,773	178,531
MINING PROPERTIES	133,347	249,827	232,075
EXPLORATION AND EVALUATION ASSETS	10,061	10,862	16,730
INTANGIBLE ASSETS	500	1,511	2,759
OTHER ASSETS	21	—	895
DEFERRED TAX ASSETS	235	235	—

Total Assets	$433,994	$656,296	$630,062

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$102,748	$101,760	$92,088
Current portion of rehabilitation provisions	7,996	9,721	8,996
Current tax liability	21,665	12,393	197
Current portion of long term debt	5,789	6,968	128,459

Total Current Liabilities	138,198	130,842	229,740
LONG TERM DEBT	56,530	110,507	10,759
REHABILITATION PROVISIONS	52,879	53,598	54,315
DEFERRED TAX LIABILITY	—	33,172	27,575

Total Liabilities	247,607	328,119	322,389

SHAREHOLDERS’ EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized.	—	—	—
Common shares, without par value, unlimited shares authorized	694,906	694,652	693,899
CONTRIBUTED SURPLUS	28,265	26,304	20,534
ACCUMULATED OTHER COMPREHENSIVE INCOME	—	6,256	1,978
DEFICIT	(507,475)	(386,652)	(393,838)

Total Golden Star Equity	215,696	340,560	322,573
NON-CONTROLLING INTEREST	(29,309)	(12,383)	(14,900)

Total Equity	186,387	328,177	307,673

Total Liabilities and Shareholders’ Equity	$433,994	$656,296	$630,062

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GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands of U.S. dollars)

(unaudited)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2013	2012	2013	2012
OPERATING ACTIVITIES:
Net (loss)/income	$(145,671)	$1,366	$(137,749)	$14,638
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	23,995	22,556	40,474	38,687
Amortization of loan acquisition costs	—	—	—	895
Loss/(gain) on sale of assets	1,090	(51)	1,018	(22,421)
Impairment charges	195,920	6,972	195,920	6,972
Loss on extinguishment of debt	—	582	—	582
Share-based compensation	400	1,047	1,879	4,050
Deferred income tax expense	(29,815)	2,905	(33,002)	16,952
Fair value of derivatives loss	—	—	—	162
Fair value (gain)/loss on convertible debt	(43,879)	1,145	(51,525)	2,037
Accretion of rehabilitation provisions	148	159	296	277
Reclamation expenditures	(1,857)	(1,847)	(2,740)	(4,422)
Changes in working capital	29,213	(10,710)	26,888	(12,165)

Net cash provided by operating activities	29,544	24,124	41,459	46,244
INVESTING ACTIVITIES:
Additions to mining properties	(20,823)	(13,603)	(44,662)	(30,249)
Additions to property, plant and equipment	(8,470)	(7,492)	(12,023)	(19,620)
Additions to exploration and evaluation assets	(215)	(277)	(218)	(403)
Change in accounts payable and deposits on mine equipment and material	(6,606)	1,007	(7,335)	(2,690)
Cash used for equity investments	—	—	—	(938)
Proceeds from sale of investments	—	80	72	6,685

Net cash used in investing activities	(36,114)	(20,285)	(64,166)	(47,215)
FINANCING ACTIVITIES:
Principal payments on debt	(1,752)	(2,271)	(3,631)	(4,421)
Proceeds from debt agreements and equipment financing	—	350	—	7,386
Exercise of options	—	—	152	91

Net cash (used in)/provided by financing activities	(1,752)	(1,921)	(3,479)	3,056

(Decrease)/increase in cash and cash equivalents	(8,322)	1,918	(26,186)	2,085
Cash and cash equivalents, beginning of period	61,020	103,811	78,884	103,644

Cash and cash equivalents, end of period	$52,698	$105,729	$52,698	$105,729

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GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in thousands of U.S. dollars)

(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Retained Deficit	Non- Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2012	258,669,487	$693,899	$20,534	$1,978	$(393,838)	$(14,900)	$307,673
Shares issued under options/DSU’s	27,464	135	(640)	—	—	—	(505)
Bonus shares issued	165,009	307	—	—	—	—	307
Options granted net of forfeitures	—	—	4,049	—	—	—	4,049
DSU’s granted	—	—	214	—	—	—	214
Unrealized loss on investments	—	—	—	(8,950)	—	—	(8,950)
Transferred to net income, net of taxes	—	—	—	6,972	—	—	6,972
Net income	—	—	—	—	12,910	1,728	14,638

Balance at June 30, 2012	258,861,960	$694,341	$24,157	$—	$(380,928)	$(13,172)	$324,398

Shares issued under options/DSU’s	154,010	311	(735)	—	—	—	(424)
Options granted net of forfeitures	—	—	2,493	—	—	—	2,493
DSU’s granted	—	—	389	—	—	—	389
Unrealized gain on investments	—	—	—	6,256	—	—	6,256
Net income (loss)	—	—	—	—	(5,724)	789	(4,935)

Balance at December 31, 2012	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,383)	$328,177

Shares issued under options/DSU’s	90,000	254	(69)	—	—	—	185
Options granted net of forfeitures	—	—	1,679	—	—	—	1,679
DSU’s granted	—	—	351	—	—	—	351
Unrealized loss on investments	—	—	—	(9,203)	—	—	(9,203)
Transferred to net loss, net of taxes	—	—	—	2,947	—	—	2,947
Net loss	—	—	—	—	(120,823)	(16,926)	(137,749)

Balance at June 30, 2013	259,105,970	$694,906	$28,265	$—	$(507,475)	$(29,309)	$186,387

Golden Star Resources Ltd. (www.gsr.com)	PR 13-21 – Q2 2013 Financial Results	Page 12 of 12